SECURITIES AND EXCHANGE COMMISSION

WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

March 10, 2006

GRUPO ELEKTRA, S.A. de C.V.

(Exact name of registrant as specified in its charter)

Edificio Parque Cuicuilco (Esmeralda)
Insurgentes Sur No. 3579
Col. Tlalpan
14000 Mexico, D.F., Mexico
(Address of principal executive offices)

1-13200
(Commission File Number)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F [X]	Form 40-F [ ]

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes [ ]	No [X]

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-          .]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, there unto duly authorized.

GRUPO ELEKTRA, S.A. de C.V. (Registrant)

By:	/s/ Rodrigo Pliego Abraham

Rodrigo Pliego Abraham Chief Financial Officer

Dated: March 10, 2006

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
AT AND AS OF DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
1	TOTAL ASSETS	50,754,777	100%	39,420,869	100%

2	CURRENT ASSETS	42,585,145	84%	31,686,244	80%
3	CASH AND SHORT-TERM INVESTMENTS	19,971,361	39%	13,820,267	35%
4	ACCOUNTS RECEIVABLE (NET)	15,466,408	30%	11,674,604	30%
5	OTHER ACCOUNTS RECEIVABLE	2,252,762	4%	1,527,356	4%
6	INVENTORIES	4,264,164	8%	3,820,372	10%
7	OTHER CURRENT ASSETS	630,450	1%	843,645	2%
8	LONG-TERM ASSETS	1,057,865	2%	948,296	2%
9	ACCOUNTS RECEIVABLE (NET)
10	INVESTMENT IN SHARES OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,057,865	2%	948,296	2%
11	OTHER	—		—
12	PROPERTY, PLANT AND EQUIPMENT	5,410,156	11%	5,422,697	14%
13	PROPERTIES	3,375,200	7%	3,378,819	9%
14	MACHINERY AND INDUSTRIAL EQUIPMENT	315,695	1%	380,701	1%
15	OTHER EQUIPMENT	5,786,122	11%	5,540,179	14%
16	ACCUMULATED DEPRECIATION	(4,066,861)	-8%	(3,877,002)	-10%
17	CONSTRUCTION IN PROGRESS		0%		0%
18	DEFERRED ASSETS (NET)	785,854	2%	785,854	2%
19	OTHER ASSETS	915,757	2%	577,778	1%

20	TOTAL LIABILITIES	41,114,537	100%	31,260,427	100%

21	CURRENT LIABILITIES	35,047,429	85%	25,068,664	80%
22	SUPPLIERS	4,553,547	11%	4,568,074	15%
23	BANK DEBT	—	0%	—	0%
24	STOCK MARKET LOANS	1,148,905	3%	1,050,503	3%
25	PAYABLE TAXES	472,252	1%	116,153	0%
26	OTHER CURRENT LIABILITIES	28,872,725	70%	19,333,934	62%
27	LONG-TERM LIABILITIES	4,515,714	11%	4,532,555	14%
28	BANK DEBT	1,915,714	5%	1,845,904	6%
29	STOCK MARKET LOANS	2,600,000	6%	2,686,651	9%
30	OTHER DEBT	—	0%	—	0%
31	DEFERRED CREDITS	1,424,653	3%	1,563,779	5%
32	OTHER LIABILITIES	126,741	0%	95,429	0%

33	CONSOLIDATED STOCKHOLDERS’ EQUITY	9,640,240	100%	8,160,442	100%

34	MINORITY STOCKHOLDERS		0%	—	0%
35	MAJORITY STOCKHOLDERS	9,640,240	100%	8,160,442	100%
36	CONTRIBUTED CAPITAL	1,692,291	18%	2,094,620	26%
38	CAPITAL STOCK (NOMINAL)	555,790	6%	564,274	7%
38	CAPITAL STOCK (RESTATEMENT)	185,071	2%	187,844	2%
39	PAID-IN CAPITAL	951,430	10%	1,342,502	16%
40	CONTRIBUTIONS FOR FUTURE CAPITAL INCREASES
41	GAINED CAPITAL	7,947,949	82%	6,065,822	74%
42	RETAINED EARNINGS AND CAPITAL RESERVES	10,146,770	105%	8,485,291	104%
43	RESERVE FOR REPURCHASE OF SHARES	115,370	1%	538,534	7%
44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,290,484)	-55%	(4,890,986)	-60%

45	NET INCOME FOR THE PERIOD	2,976,293	31%	1,932,983	24%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED BALANCE SHEETS
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
S	CONCEPTS	Amount	%	Amount	%
3	CASH AND SHORT-TERM INVESTMENTS	19,971,361	100%	13,820,267	100%
46	CASH	2,925,878	15%	1,729,747	13%
47	SHORT-TERM INVESTMENTS	17,045,483	85%	12,090,520	87%

18	DEFERRED ASSETS (NET)	785,854	100%	785,854	100%
48	CAPITALIZED EXPENSES		0%		0%
49	GOODWILL	785,854	100%	785,854	100%
50	DEFERRED TAXES		0%		0%
51	OTHER		0%		0%

21	CURRENT LIABILITIES	35,047,429	100%	25,068,664	100%
52	DENOMINATED IN FOREING CURRENCY	539,762	2%	373,093	1%
53	DENOMINATED IN MEXICAN PESOS	34,507,667	98%	24,695,571	99%

24	STOCK MARKET LOANS	1,148,905	100%	1,050,503	100%
54	COMMERCIAL PAPER	1,140,000	99%	1,036,486	99%
55	MEDIUM-TERM NOTES		0%		0%
56	CURRENT PORTION OF LONG-TERM DEBT	8,905	1%	14,017	1%

26	OTHER CURRENT LIABILITIES	28,872,725	100%	19,333,934	100%
57	INTEREST BEARING CURRENT LIABILITIES	26,372,736	91%	18,079,450	94%
58	NON-INTEREST BEARING CURRENT LIABILITIES	2,499,989	9%	1,254,484	6%

27	LONG-TERM LIABILITIES	4,515,714	100%	4,532,555	100%
59	DENOMINATED IN FOREING CURRENCY		0%	—	0%
60	DENOMINATED IN MEXICAN PESOS	4,515,714	100%	4,532,555	100%

29	STOCK MARKET LOANS	2,600,000	100%	2,686,651	100%
61	BONDS	2,600,000	100%	2,686,651	100%
62	MEDIUM-TERM NOTES		0%		0%

30	OTHER DEBT	—	0%	—	0%
63	INTEREST BEARING CURRENT LIABILITIES	—	0%	—	0%
64	NON-INTEREST BEARING CURRENT LIABILITIES	—	0%		0%

31	DEFERRED CREDITS	1,424,653	100%	1,563,779	100%
65	NEGATIVE GOODWILL		0%		0%
66	DEFERRED TAXES	890,798	63%	1,157,102	74%
67	OTHER	533,855	37%	406,677	26%

32	OTHER LIABILITIES	126,741	100%	95,429	100%
68	RESERVES	126,741	100%	95,429	100%
69	OTHER	—	0%	—	0%

44	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,290,484)	100%	(4,890,986)	100%
70	MONETARY POSITION ACCUMULATED EFFECT		0%		0%
71	GAIN (LOSS) FROM HOLDING NONMONETARY ASSETS	(5,290,484)	100%	(4,890,986)	100%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED FINANCIAL STATEMENTS
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005	4rd QUARTER 2004
S	CONCEPTS	Amount	Amount
72	WORKING CAPITAL	7,537,716	6,617,580
73	PENSION FUND AND SENIORITY PREMIUM RESERVE	126,741	95,429
74	EXECUTIVES (*)	210	164
75	EMPLOYEES (*)	38,107	27,957
76	WORKERS (*)	—	—
77	OUTSTANDING SHARES (*)	236,302,367	244,825,390
78	REPURCHASED SHARES (*)	9,237,400	5,053,768

(*) THESE CONCEPTS ARE EXPRESSED IN UNITS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	31,809,800	100%	27,072,708	100%
2	COST OF GOODS SOLD	17,033,535	54%	15,184,525	56%
3	GROSS PROFIT	14,776,265	46%	11,888,183	44%
4	OPERATING EXPENSES	10,951,148	34%	8,883,165	33%
5	OPERATING INCOME	3,825,117	12%	3,005,018	11%
6	COMPREHENSIVE FINANCING RESULT	363,865	1%	446,693	2%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	3,461,252	11%	2,558,325	9%
8	OTHER FINANCIAL OPERATIONS	(77,910)	0%	(647,576)	-2%
9	PRE-TAX INCOME	3,539,162	11%	3,205,901	12%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	935,051	3%	624,059	2%
11	INCOME BEFORE EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	2,604,111	8%	2,581,842	10%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	372,182	1%	100,158	0%
13	INCOME FROM CONTINUING OPERATIONS	2,976,293	9%	2,682,000	10%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	2,976,293	9%	2,682,000	10%
16	EXTRAORDINARY ITEMS - NET			749,017
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	2,976,293	9%	1,932,983	7%
19	INCOME OF MINORITY STOCKHOLDERS	—	0%	—	0%
20	INCOME OF MAJORITY STOCKHOLDERS	2,976,293	9%	1,932,983	7%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	31,809,800	100%	27,072,708	100%
21	DOMESTIC	28,909,503	91%	24,768,920	91%
22	FOREIGN	2,900,297	9%	2,303,788	9%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	273,355	1%	206,618	1%

6	COMPREHENSIVE FINANCING RESULT	363,865	100%	446,693	100%
24	INTEREST EXPENSE	809,418	222%	808,890	181%
25	EXCHANGE LOSS	166,946	46%	66,440	15%
26	INTEREST INCOME	(509,354)	-140%	(245,871)	-55%
27	EXCHANGE GAIN	—	0%	—	0%
28	GAIN ON NET MONETARY POSITION	(103,145)	-28%	(182,766)	-41%

8	OTHER FINANCIAL OPERATIONS	(77,910)	100%	(647,576)	100%
29	OTHER EXPENSES (INCOME) - NET	(77,910)	100%	(647,576)	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	935,051	100%	624,059	100%
32	INCOME TAX	1,064,727	114%	388,783	62%
33	DEFERRED INCOME TAX	(129,676)	-14%	229,409	37%
34	EMPLOYESS’ STATUTORY PROFIT SHARING	—	0%	5,867	1%
35	DEFERRED EMPLOYESS’ STATUTORY PROFIT SHARING	—	0%	—	0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED INCOME STATEMENT
OTHER INFORMATION
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005	4rd QUARTER 2004
R	CONCEPTS	Amount	Amount
36	TOTAL SALES	31,809,799	27,072,707
37	NET INCOME FOR THE PERIOD (**)	3,549,090	1,178,131
38	NET SALES (**)	31,809,789	27,072,707
39	OPERATING INCOME (**)	3,825,117	3,005,018
40	INCOME OF MAJORITY STOCKHOLDERS (**)	2,976,293	1,932,983
41	CONSOLIDATED NET INCOME (**)	2,976,293	1,932,983

(***)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
FROM SEPTEMBER 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	8,913,885	100%	8,290,004	100%
2	COST OF GOODS SOLD	4,787,825	54%	4,656,739	56%
3	GROSS PROFIT	4,126,060	46%	3,633,265	44%
4	OPERATING EXPENSES	2,879,991	32%	2,718,252	33%
5	OPERATING INCOME	1,246,069	14%	915,013	11%
6	COMPREHENSIVE FINANCING RESULT	(7,440)	0%	(65,671)	-1%
7	INCOME AFTER COMPREHENSIVE FINANCING RESULT	1,253,509	14%	980,684	12%
8	OTHER FINANCIAL OPERATIONS	(433,113)	-5%	(647,576)	-8%
9	PRE-TAX INCOME	1,686,622	19%	1,628,260	20%
10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	488,162	5%	315,675	4%
11	INCOME BEFORE EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	1,198,460	13%	1,312,585	16%
12	EQUITY IN INCOME OF NON-CONSOLIDATED SUBSIDIARIES AND AFFILIATES	50,313	1%	82,076	1%
13	INCOME FROM CONTINUING OPERATIONS	1,248,773	14%	1,394,661	17%
14	DISCONTINUED OPERATIONS				0%
15	INCOME BEFORE EXTRAORDINARY ITEMS	1,248,773	14%	1,394,661	17%
16	EXTRAORDINARY ITEMS - NET	—	0%	749,017	9%
17	NET EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES
18	NET CONSOLIDATED INCOME	1,248,773	14%	645,644	8%
19	INCOME OF MINORITY STOCKHOLDERS	(723)	0%	299	0%
20	INCOME OF MAJORITY STOCKHOLDERS	1,249,496	14%	645,345	8%

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
QUARTERLY CONSOLIDATED INCOME STATEMENT
MAIN CONCEPTS BREAKDOWN
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005		4rd QUARTER 2004
R	CONCEPTS	Amount	%	Amount	%
1	NET SALES	8,913,885	100%	8,290,004	100%
21	DOMESTIC	8,048,848	90%	7,538,011	91%
22	FOREIGN	865,037	10%	751,993	9%
23	FOREGIN SALES EXPRESSES IN U.S. DOLLARS (***)	84,555	1%	70,256	1%

6	COMPREHENSIVE FINANCING RESULT	(7,440)	100%	(65,671)	100%
24	INTEREST EXPENSE	249,272	-3350%	130,494	-199%
25	EXCHANGE LOSS	39,935	-537%	109,249	-166%
26	INTEREST INCOME	(247,729)	3330%	(155,402)	237%
27	EXCHANGE GAIN	—	0%	—	0%
28	GAIN ON NET MONETARY POSITION	(48,918)	658%	(150,012)	228%

8	OTHER FINANCIAL OPERATIONS	(433,113)	100%	(647,576)	100%
29	OTHER EXPENSES (INCOME) - NET	(433,113)	100%	(647,576)	100%
30	(PROFIT) LOSS ON SALE OF SHARES
31	(PROFIT) LOSS ON SALE OF SHORT-TERM INVESTMENTS

10	RESERVE FOR TAXES AND EMPLOYEES’ STATUTORY PROFIT SHARING	488,162	100%	315,675	100%
32	INCOME TAX	605,995	124%	142,957	45%
33	DEFERRED INCOME TAX	(117,833)	-24%	166,852	53%
34	EMPLOYESS’ STATUTORY PROFIT SHARING		0%	5,866	2%
35	DEFERRED EMPLOYESS’ STATUTORY PROFIT SHARING		0%		0%

(***)	THOUSANDS OF U.S. DOLLARS

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005	4rd QUARTER 2004
C	CONCEPTS	Amount	Amount

1	CONSOLIDATED NET INCOME	2,976,293	1,932,983
2	+ ( – ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,622,318	2,486,422
3	CASH FLOW FROM NET INCOME OF THE YEAR	5,598,611	4,419,405
4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,261,258	2,700,577
5	CASH GENERATED BY (USED ON) OPERATING ACTIVITIES	7,859,869	7,119,982
6	CASH FLOW FROM EXTERNAL FINANCING	227,773	1,401,505
7	CASH FLOW FROM INTERNAL FINANCING	(673,833)	(192,207)
8	CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(446,060)	1,209,298
9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,262,715)	(2,308,481)
10	NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	6,151,094	6,020,799
11	CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD	13,820,267	7,799,468
12	CASH AND CASH EQUIVALENTS AT END OF PERIOD	19,971,361	13,820,267

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
FROM JANUARY 1st TO DECEMBER 31, 2005 AND 2004
(Thousands of Mexican Pesos of December 31, 2005 purchasing power)

REF		4rd QUARTER 2005	4rd QUARTER 2004
C	CONCEPTS	Amount	Amount

2	+ ( – ) ITEMS CHARGED (CREDITED) TO INCOME NOT AFFECTING RESOURCES	2,622,318	2,486,422
13	DEPRECIATION AND AMORTIZATION OF THE PERIOD	1,354,416	1,262,122
14	INCREASE (DECREASE) IN IN PENSION FUND AND SENIORITY PREMIUM RESERVE	36,269	19,221
15	EXCHANGE (GAIN) LOSSES	—	—
16	NET INCOME (EXPENSE) FROM RESTATEMENT OF ASSETS AND LIABILITIES	—	—
17	OTHER ITEMS	1,480,217	806,684
17	OTHER ITEMS THAT DOESN’T HAVE TO DO WITH EBITDA	(248,584)	398,395

4	CASH FLOW FROM CHANGES IN WORKING CAPITAL	2,261,258	2,700,577
18	(INCREASE) DECREASE IN ACCOUNTS RECEIVABLE	(5,272,159)	(6,577,308)
19	(INCREASE) DECREASE IN INVENTORIES	(843,291)	(360,996)
20	(INCREASE) DECREASE IN LONG-TERM ACCOUNTS RECEIVABLE AND OTHER ASSETS	(1,515,879)	(556,362)
21	INCREASE (DECREASE) IN SUPPLIERS	(14,527)	1,199,391
22	INCREASE (DECREASE) IN OTHER LIABILITIES	9,907,114	8,995,852

6	CASH FLOW FROM EXTERNAL FINANCING	227,773	1,401,505
23	SHORT-TERM BANK DEBT AND STOCK MARKET LOANS	98,541	2,073,358
24	LONG-TERM BANK DEBT AND STOCK MARKET LOANS	(16,842)	(670,171)
25	DIVIDENDS RECEIVED
26	OTHER FINANCING	148,528	26,058
27	( – ) BANK DEBT AMORTIZATION
28	( – ) STOCK MARKET LOANS AMORTIZATION
29	( – ) OTHER FINANCING	(2,454)	(27,740)

7	CASH FLOW FROM INTERNAL FINANCING	(673,833)	(192,207)
30	INCREASE (DECREASE) IN CAPITAL STOCK	(11,257)	11,367
31	PAID DIVIDENDS	(271,504)	(262,993)
32	PAID-IN CAPITAL	(391,072)	59,419
33	CONTRIBUTIONS FOR FUTURE CAPITAL STOCK INCREASES

9	CASH GENERATED BY (USED ON) INVESTING ACTIVITIES	(1,262,715)	(2,308,481)
34	(INCREASE) DECREASE IN PERMANENT INVESTMENTS	(65,907)	(155,387)
35	ACQUISITION OF PROPERTY, PLANT AND EQUIPMENT	(1,196,808)	(2,153,094)
36	INCREASE IN CONSTRUCTION IN PROGRESS	—	—
37	SALE OF PERMANENT INVESTMENTS	—	—
38	SALE OF FIXED ASSETS	—	—
39	OTHER ITEMS	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
FINANCIAL RATIOS
CONSOLIDATED FINANCIAL STATEMENTS

REF		4rd QUARTER 2005		4rd QUARTER 2004
P	CONCEPTS

	YIELD
1	NET INCOME TO NET SALES	9.36%		7.14%
2	NET INCOME TO STOCKHOLDERS’ EQUITY (**)	30.87%		23.69%
3	NET INCOME TO TOTAL ASSETS (**)	5.86%		4.90%
4	CASH DIVIDENDS TO PREVIOUS YEAR NET INCOME	13.70%		20.66%
5	INCOME DUE TO GAIN ON NET MONETARY POSITION	3.47%		9.46%

	ACTIVITY
6	NET SALES TO TOTAL ASSETS (**)	0.63	%times	0.69	times
7	NET SALES TO FIXED ASSETS (**)	5.88	times	4.99	times
8	INVENTORY TURNAROUND (**)	3.99	times	3.97	times
9	RECEIVABLES TURNAROUND	152	days	135	days
10	INTEREST EXPENSE TO TOTAL INTEREST BEARING LIABILITIES (**)	1.39%		3.42%

	LEVERAGE
11	TOTAL LIABILITIES TO TOTAL ASSETS	81.01%		79.30%
12	TOTAL LIABILITIES TO STOCKHOLDERS’ EQUITY	4.26	times	3.83	times
13	FOREIGN CURRENCY LIABILITIES TO FIXED ASSETS	1.31%		1.19%
14	LONG-TERM LIABILITIES TO FIXED ASSETS	83.47%		83.58%
15	OPERATING INCOME TO INTEREST EXPENSE	4.73	times	3.71	times
16	NET SALES TO TOTAL LIABILITIES (**)	0.77	times	0.87	times

	LIQUIDITY
17	CURRENT ASSETS TO CURRENT LIABILITIES	1.22	times	1.26	times
18	CURRENT ASSETS LESS INVENTORIES TO CURRENT LIABILITIES	1.09	times	1.11	times
19	CURRENT ASSETS TO TOTAL LIABILITIES	1.04	times	1.01	times
20	CASH TO CURRENT LIABILITIES	56.98%		55.13%

	CASH FLOW
21	CASH FLOW FROM NET INCOME TO NET SALES	17.60%		16.32%
22	CASH FLOW FROM CHANGES IN WORKING CAPITAL TO NET SALES	7.11%		9.98%
23	CASH GENERATED BY (USED IN) OPERATING ACTIVITIES TO INTEREST EXPENSE	9.7	times	8.80	times
24	EXTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	(51.06)%		115.89%
25	INTERNAL FINANCING TO CASH GENERATED BY (USED ON) FINANCING ACTIVITIES	151.06%		(15.89)%
26	ADQUISITION OF PROPERTY, PLANT AND EQUIPMENT TO CASH GENERATED BY (USED IN) INVESTING ACTIVITIES	94.78%		93.27%

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
PER SHARE DATA
CONSOLIDATED FINANCIAL STATEMENTS

REF		4rd QUARTER 2005		4rd QUARTER 2004
D	CONCEPTS

1	BASIC EARNINGS PER COMMON SHARE (**)	12.45		8.12
2	BASIC EARNINGS PER PREFERENT SHARE (**)	—		—
3	DILUTED EARNNGS PER COMMON SHARE (**)	—		—
4	EARNINGS PER COMMON SHARE FROM CONTINUING OPERATIONS (**)	12.45		4.98
5	EFFECT OF DISCONTINUED OPERATIONS ON EARNINGS PER COMMON SHARE (**)	—		—
6	EFFECT OF EXTRAORDINARY ITEMS ON EARNINGS PER COMMON SHARE (**)	—		3.15
7	EFFECT OF CHANGES IN ACCOUNTING PRINCIPLES ON EARNINGS PER COMMON SHARE (**)	—		—
8	BOOK VALUE PER SHARE	40.80		33.33
9	ACCUMULATED CASH DIVIDEND PER COMMON SHARE	1.11		1.11
10	DIVIDEND IN SHARES PER COMMON SHARE	—	shares	—	shares
11	MARKET PRICE TO BOOK VALUE	2.30	times	3.11	times
12	MARKET PRICE TO BASIC EARNINGS PER COMMON SHARE (**)	7.65	times	12.74	times
13	MARKET PRICE TO BASIC EARNINGS PER PREFERENT SHARE (**)	—	times	—	times

(**)	LAST TWELVE MONTHS INFORMATION

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1
GRUPO ELEKTRA ANNOUNCES 4Q05 EBITDA GROWTH OF 16% TO RECORD OF Ps.1,595 MILLION
--	Net Income in the Quarter Rises More Than Twice to Ps.1,249 Million

--	Revenues and EBITDA in 2005 Increase 17% and 21%, Respectively, to Record Highs

--	Banco Azteca’s Customer Deposits Grew 46% to Ps.26,373 Million, and Gross Credit Portfolio* Increased 30% to Ps.15,212 Million
Mexico City, February 22, 2006-Grupo Elektra, S.A. de C.V. (BMV: ELEKTRA*; Latibex: XEKT), Latin America’s leading specialty retailer, consumer finance and banking and financial services company, reported today its financial results for the fourth quarter of 2005 and for the full-year 2005.

The company accomplished outstanding goals during 2005, including record levels in revenue and EBITDA. We also enhanced key strategies geared towards preserving our undisputed leadership in a dynamic competitive landscape, commented Javier Sarro Cortina, Chief Executive Officer of Grupo Elektra. “We introduced new products, especially related to transport, innovative service sales with solid profitability, we started operations in another Latin American country, Panama, and at the beginning of 2006, we renewed our money transfer agreement with Western Union, strengthening our network distribution for money transfers. This provides a solid growth platform and a closer and more efficient service to the customer.”

Banco Azteca was instrumental in complementing Grupo Elektra’s expansion, through financial alternatives that allow an increased number of customers to purchase products and services required by their families” commented Carlos Septién Michel, Chief Executive Officer of Banco Azteca. “Also, the dynamic indicators of the bank placed us in an outstanding position within the Mexican financial system in 2005. After only three years of operations, we are second in the country in terms of number of branches, and we have an outstanding position in productive assets, credit portfolio and deposits.”

Financial Highlights:

Millions of pesos of constant purchasing power as of December 31, 2005.

			Change				Change
	4Q04	4Q05	$	%	2004	2005	$	%
Consolidated Revenue	8,290	8,914	624	8%	27,073	31,810	4,737	17%
Gross Profit	3,633	4,126	493	14%	11,888	14,776	2,888	24%
EBITDA	1,374	1,595	221	16%	4,261	5,177	916	21%
Net Income	645	1,249	604	94%	1,933	2,976	1,043	54%
EPS (Pesos per Share)(1)	2.71	5.22	2.51	93%	8.12	12.45	4.32	53%

(1)	Calculation based on 239,151,000 Elektra* weighted average at December 31, 2005 and 237,957,000 Elektra* weighted average outstanding at December 31, 2004.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter:	4	Year:	2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT
ANNEX 1

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1
Financial Division
Banco Azteca
Banco Azteca reported net income of Ps.88 million in 4Q05, more than three times the net income of Ps.27 million registered in 4Q04. For the full-year 2005, net income grew 48% to Ps.558 million, from Ps.378 million of the previous year.
As of December 31, 2005, the estimated capitalization index of Banco Azteca was 11.4%, higher than the 11.2% index reported at the end of the prior year. The capitalization index exceeds the 8% minimum required by Mexican regulators.
Gross Credit Portfolio
The gross credit portfolio of Banco Azteca Mexico and Banco Azteca Panama was Ps.15,212 million, 30% higher than the Ps.11,686 million reported at the end of 4Q04. The average term of the credit portfolio at the end of 4Q05 was 55 weeks, up from the 51 weeks of the previous year. At the end of 4Q05, we had a total of 5.6 million active accounts, a 37% increase compared with 4.1 million at the end of the same period a year ago.
During the quarter, Banco Azteca sold Ps.648 million of past due loans, fully reserved, to an independent buyer. The transaction was approved by Banco Azteca’s Board of Directors, and authorized by the Comisión Nacional Bancaria y de Valores. The selling price of the loan portfolio was established according to market conditions.
The balance of past due loans and reserves of the financial division decreased at the end of 2005, primarily due to the sale of the loan portfolio.
Saving Accounts and Term Deposits
Net deposits were Ps.26,373 million at the end of 4Q05, 46% higher than the Ps.18,077 million of the previous year. The total number of accounts rose to 7.9 million, compared with 5.6 million a year ago.
Afore Azteca
As of December 31, 2005, Siefore Azteca reached Ps.8,873 million in net assets under management, and yielded a 10.7% return approximately.
Seguros Azteca
Seguros Azteca reported net income of Ps.26 million in the quarter, more than six times compared with net income of Ps.4 million of 4Q04. For the full-year 2005, net income grew to Ps.138 million, from Ps.9 million in 2004.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1
Commercial Division
Revenue of the commercial division in the quarter was Ps.5,503 million, 3% down from the Ps.5,688 million in 4Q04. Despite the lower revenue, gross margin grew 190 basis points to 32.2% in 4Q05, and gross profit increased 3% to Ps.1,771 million.
The full year merchandise sales increased 1% to Ps.19,562 million, from Ps.19,392 million in 2004. The gross margin grew 70 basis basis points to 31.8%, resulting in gross profit of Ps.6,224 million in 2005.
Total Debt and Net Debt
As of December 31, 2005, the commercial division’s total debt with cost was Ps.3,984 million, 7% higher compared with Ps.3,740 million reported a year ago. The net debt of the commercial division registered a negative balance of Ps.1,536 million, compared with with a negative balance of Ps.966 million as of December 31, 2004.
Consolidated Financial Results
Consolidated Revenue
Total consolidated revenue was Ps.8,914 million in 4Q05, 8% higher than the Ps.8,290 million reported in the same period a year ago. In 2005, total consolidated revenue increased 17% to Ps.31,810 million, from Ps.27,073 million in 2004.
Grupo Elektra’s consolidated income statement shows the net effect of the decrease of the financial division’s cost due to the cancellation of reserves and the increase in the financial division expense from the sale of loans during the quarter.
EBITDA
Consolidated EBITDA reached Ps.1,595 million, a 16% rise from Ps.1,374 million in 4Q04, despite a 3% growth in the consolidated cost. cost. This resulted in a 130 basis points increase in the EBITDA margin to 17.9%, from 16.6% a year ago.
EBITDA & Operating Profit
          Millions of Pesos of constant purchasing power as of December 31, 2005.

			Change				Change
	4Q04	4Q05	$	%	2004	2005	$	%
EBITDA	1,374	1,595	221	16%	4,261	5,177	916	21%
Operating Profit	915	1,246	332	36%	3,005	3,825	820	27%
The full year consolidated EBITDA was Ps.5,177 million, 21% higher than Ps.4,261 million reported in 2004. Despite a 23% increase in operating expenses in the year, EBITDA margin grew 60 basis points to 16.3% in 2005, from 15.7% in 2004.
Operating Expenses
During the quarter, operating expenses were Ps.2,880 million, 6% higher when compared with Ps.2,718 million in the same period a year ago. The increase was primarily due to the hiring and training of new employees, the development of the “door-to-door” company’s sales program of the commercial division, the commercialization of services of the financial division, the operations resulting from the opening of nine net stores and 99 bank branches, as well as advertising expenses from the launching of new products like Tarjeta Azteca, and commercial and financial services.
Consolidated expenses in 2005 increased 23% to Ps.10,951 million, from Ps.8,883 million in 2004.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1
Operating Profit
During the fourth quarter, operating income increased 36%, partially due to a 24% reduction in depreciation and amortization. The depreciation and amortization reduction results from the cancellation of goodwill in December 2004, congruent with the implementation of accounting bulletin C-15 a year ago; in addition, the fixed assets composition in 2005 includes a larger proportion of totally depreciated assets, compared with the previous year.
In 2005, operating income grew 27% to Ps. 3,825 million, from Ps. 3,005 million of the prior year.
Comprehensive Cost of Financing (CIF)
The commercial division obtained a financial gain of Ps.441 million compared with a Ps.713 million financial gain a year ago.
This includes the following elements:
1.-A gain in equity swaps of Ps.433 million, compared with Ps.648 million in 4Q04, as a result of lower prices in Grupo Elektra’s shares this period.
2.-A monetary gain of Ps.49 million, from Ps.150 million in 4Q04, reflecting lower inflation in the quarter.
3.-Net interest expense was Ps.1 million in 4Q05 compared with net interest income of Ps.25 million in the same period a year ago, as a result of an increase in debt with cost this year.
4.-During the quarter, there was a Ps.40 million loss in foreign exchange, compared with a Ps.109 million loss a year ago, due to an increased stability in the exchange rate in 4Q05 compared with 4Q04.
During 2005, the Comprehensive Cost of Financing (CIF) was Ps. 286 million, compared with a Ps.201 million financial gain a year ago.
The difference is comprised of the following elements:
1.- A gain in equity swaps of Ps.78 million, compared with Ps.648 million in 2004, as a result of lower prices in Grupo Elektra’s shares in 2005.
2.- A loss in monetary position of Ps.167 million compared with Ps.66 million in 2004, as a result of a higher revaluation of the exchange rate in 2005, on a net asset position
3.- A monetary gain of Ps.103 million, from Ps.183 million a year ago, reflecting lower inflation in 2005.
In 2005, net interest expense was Ps.300 million compared with net interest expense of Ps.563 million the previous year, reflecting increased interest income in 2005 due to higher levels of cash, marketable securities and investments.
Net Income
The increase in EBITDA, together with a positive result of the Comprehensive Cost of Financing resulted in net income of Ps.1,249 million in 4Q05, more than twice compared with net income of Ps.645 million in the same quarter a year ago.
In 2005, consolidated net income was Ps.2,976 million, 54% up from the Ps.1,933 million in 2004.
Capex
As of December 31, 2005, capital expenditures were Ps.1,197 million, primarily due to the company’s expansion and the purchase of systems and communications equipment.
Cash and Cash Equivalents
As of December 31, 2005, total cash and cash equivalents were Ps.19,971 million, 45% higher than the Ps.13,821 million at the end of 4Q04. The increase was due to a 17% growth in the cash balance of the commercial division, to Ps.5,520 million, and a 59% increase in the cash balance of the financial division to Ps.14,452 million, in line with the rise in customer deposits.
Consolidated Gross Loan Portfolio
Total consolidated gross loan portfolio of Banco Azteca Mexico, Banco Azteca Panama, and Elektrafin Latin America as of December 31, 2005, was Ps.16,118 million, 31% higher than Ps.12,324 million as of December 31, 2004.
Consolidated Equity
Consolidated equity as of December 31, was Ps.9,640 million, 18% higher than Ps.8,160 million of the previous year.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CHIEF EXECUTIVE OFFICER REPORT

ANNEX 1
Company Profile
Grupo Elektra is Latin America’s leading speciality retailer, consumer finance and banking services company. Grupo Elektra sells retail goods and services through its Elektra,Salinas y Rocha, Bodega de Remates and Electricity stores adn over the Internet. The Group operates more than 1,000 stores in Mexico, Guatemala, Honduras and Peru.
Grupo Elektra also sells and markets its consumer finance, banking and financial products and services through aproximately 1,400 Banco Azteca branches located within iis stores, as a stan-alone, and in other channels in Mexico and Panama. Banking and financial services include loans, electronic money transfer services, extended warranties, demand deposits, pension-fund management, insurance, and credit information services.
Except for historical information, the matters discussed in this press release are forward-looking statements and are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. Risks that may affect Grupo Elektra are identified in its Form 20-F and other filings with the US Securities and Exchange Commission.
As used in this press release, EBITDA is operating income (loss) before interest expense, taxes, depreciation and amortization, and adjusted by eliminating monetary (loss) gain included in our revenues and cost, respectively. In accordance with Regulation G, issued by the U.S. Securities and Exchange Commission, reconciliation between net income and EBITDA is provided in the notes provided in our financial statements. EBITDA is presented because of the following reasons:
Our management uses EBITDA as a measure of performance business allowing us to compare ourselves with our peers’ multiples, ratios and margins derived from EBITDA. It also serves to evaluate and compensate certain employees.
We believe EBITDA is one of the tools that we can use to measure our cash-flow generation, because it excludes some non-cash items as monetary gains or losses, depreciation and amortization, etc.
EBITDA is also a measure contained in certain financial covenants of our debt, and consequently we are required to calculate it in order to verify compliance with such covenants.
We are aware that EBITDA has material limitations associated with its use, (i.e., EBITDA, as defined by us, excludes items such as Discontinued operations, and includes the Allowance for doubtful accounts, which contains or does not contain, respectively, portions of cash). However, our management compensates these material limitations with the use of our consolidated financial statements and its notes. We believe that EBITDA is used by certain investors as one measure of a company’s historical ability to service its debt.
EBITDA should not be considered in isolation or as a substitute for the consolidated income statements or the consolidated statements of changes in financial position prepared in accordance with Mexican GAAP (PCGA) or as a measure of profitability or liquidity. EBITDA is not (a) a measure determined under PCGA or U.S. GAAP, (b) an alternative to PCGA or U.S. GAAP operating income (loss) or net income (loss), (c) a measure of liquidity or cash flows as determined under PCGA or U.S. GAAP or (d) a measure provided in order to smooth earnings. EBITDA does not represent discretionary funds. EBITDA, as calculated by us, may not be comparable to similarly titled measures reported by other companies.
Contacts:

Dinorah Macias	Bruno Rangel
Investor Relations	Director of Investor Relations
Grupo Elektra S.A. de C.V.	Grupo Salinas
Tel. +52 (55) 1720-7819	Tel. +52 (55) 1720-9167
Fax. +52 (55) 1720-7822	Fax +52 (55) 1720-0831
dmacias@elektra.com.mx	jrangelk@tvazteca.com.mx

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2
NOTE 1 — COMPANY OPERATIONS:
The main activity of Grupo Elektra, S. A. de C. V. (“Grupo Elektra”) and its subsidiaries (the Company) is the sale of consumer electronics, major appliances, household furniture, telephones and computers, through a chain of 931 stores in Mexico and 85 in Guatemala, Peru and Honduras. The Company operates three store formats: Elektra, Salinas y Rocha and Bodega de Remates and Electricity.
Additionally, the Company offers a series of financial products and services, the most important of which are granting of personal and consumer loans, receiving deposits and savings and investment accountants, as well as money transfer services from the United States to Mexico and within Mexico.
On July 18, 2003, Grupo Elektra acquired CIGNA Seguros, S.A. which was renamed Seguros Azteca, S.A. de C.V. (Seguros Azteca) and will offer life, accident and health insurance to he Company’s customers. The purchase did not include any insurance portfolio portfolio or any liabilities. Grupo Elektra received the approval from the Ministry of Finance and Public Credit (MFPC) to operate Seguros Azteca in february 2004.
In April 2002 Grupo Elektra received authorization from Mexico’s Finance Ministry (SHCP) to operate a Retirement Saving Fund Fund Administrator, named Afore Azteca, S. A. de C. V. (Afore Azteca). It started operations at the beginning of July 2003.
Grupo Elektra received approval from the SHCP to incorporate Banco Azteca, S. A. de C. V., Institución de Banca Múltiple (BAZ), which began operations in the last quarter of 2002 and, at December 31, 2004, had established branches in the 930 Elektra and Salinas y Rocha stores and approximately 200 other branches in third party channels.
Before BAZ began operations, Elektrafin Comercial, S. A. de C. V. (Elektrafin), a wholly owned subsidiary, granted financing to the company’s customers to acquire merchandise at the Elektra and Salinas y Rocha stores. In December 2003, Elektrafin was merged into Elektra
Grupo Elektra received authorization by the Superintendent of Banks of Panama on November 24, 2004, resolution number SB-224-2004. As of December 31, 2004, it had not begun operations.
NOTE 2 — SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
The financial statements of Banco Azteca, Afore Azteca and Seguros Azteca included in the consolidated financial statements have been prepared in accordance with the accounting criteria established by the Commission, which are the same as Mexican Generally Generally Accepted Accounting Principles (Mexican GAAP).
Below is a summary of the most significant accounting policies, including the concepts, methods and criteria related to recognition of the effects of inflation on the financial information:
a. Recognition of the effects of inflation
The accompanying consolidated financial statements have been prepared in accordance with Mexican GAAP and are expressed in in constant pesos with purchasing power as of December 31, 2005, in accordance with the following policies:
Inventory and cost of sales are restated by using the replacement cost method.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2
Property, furniture, equipment, investment in stores, minority investments in shares, goodwill and the components of shareholder equity are restated by applying factors derived from the Mexican National Consumer Price Index (INPC).
The gain on monetary position represents the profit from inflation, as measured by the INPC, on the monthly net monetary liabilities and assets during the year, restated to pesos with purchasing power as of the end of last year.
The result from holding non-monetary assets represents the increase of the restated value of these assets, applying specific costs above or below inflation measured in terms of the INPC, and is included in the insufficiency in the restatement of capital.
b. Principles of consolidation
The consolidated financial statements include those of the Company and all of its controlled subsidiaries. All intercompany balances and operations have been eliminated in the consolidation.
c. Investments Securities
The Company considers all highly liquid investments with maturity of less than three months to be cash equivalents.
Investments in securities are classified by Company management according to their intended use: available for sale, business purposes or held to maturity. The classification is determined at the time the securities are acquired.
Trading securities are initially recorded at their acquisition cost, plus yields generated, calculated in accordance with the straight-line method. As of the balance sheet date, trading securities are stated at their net realizable value, based on their estimated market value, determined based on processed price vectors, published by an authorized pricing expert authorized by the Commission. Unrealized gains and losses are recognized in the statements of income of the year.
d. Loan portfolio
The balance of the loan portfolio is represented by the amounts actually granted to borrowers, plus uncollected accrued interest and deducted from interest collected in advance and from the allowance for credit losses.
Loans are considered past due for their total unpaid balance, when interest or installment payments are not received within the terms shown below:
- Loans with a single payment of principal and interest 30 days or more past due.
- Loans with a single payment of principal at due date and periodic interest payments 90 days or more past due on interest payments or 30 days or more past due on the payment of principal.
- Loans with installments on the principal and interest, at 90 days or more in arrears.
- Revolving loans if there are two monthly billing periods, or 60 or more days past due.
- Mortgage loans, when principal and interest payments are 90 days or more past due.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2
e. Allowance for doubtful accounts
The Company has created reserves in accordance with expected losses, based on historical experience. The calculation of this reserve was performed following the methodology utilized by Elektrafin, a Company that granted loans until 2002, and which merged with Elektra in 2003 before BAZ began operations, which consisted of increasing the allowance for doubtful accounts for each credit sale.
f. Inventories and cost of sales
Inventories and cost of sales are originally determined by the average cost method and are restated and value of inventories so determined do not exceed current market value.
g. Property, furniture, equipment and investment in stores
Real estate, furniture and equipment are expressed at cost of acquisition and are restated. Investment in stores represents expenditures necessary to prepare the stores operated by the Company, and is restated.
Depreciation is calculated by the straight-line method, based on the estimated useful lives of the assets. Amortization of investment in stores is calculated by the straight-line method over periods not exceeding five years.
The company conducts a major part of its operations from leased facilities, which include more than 1,000 stores, nine distribution centers and the building housing the company’s headquarters. These facilities are under operating leases that expire over the next nine years. Most of the leases are renewable for periods of three to five years.
Some of the rental payments on store facilities are based on a minimum rental and a percentage of the store’s sales (contingent rentals). In most cases, management expects leases to be renewed or replaced by other properties.
h. Investments in shares
The investment in CASA is accounted for by the equity method. The equity in the results of CASA is shown in the consolidated statements of income.
Other investments in non-marketable equity securities in which the Company’s interest is less than 10% are stated originally at cost, and restated.
In accordance with the accounting provisions of Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, the value of the shares in permanent investments is subject to tests of impairment in those cases where the value of the use is less than the accounting value. The difference is the impairment of goodwill.
i. Goodwill
As of December 31, 2005, the balance of goodwill presented in the balance sheets only corresponds to CASA.

MEXICAN STOCK EXCHANGE SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS

ANNEX 2
j. Demand and term deposits
BAZ liabilities for this concept are composed of demand and term deposits, which are represented by concentrated, savings and investment accounts, as well as notes with yields payable on maturity. These liabilities are recorded at capture or placement costs plus accrued interest determined by days transpired as of the monthly close. These are charged to the results.
k. Income tax and employees’ statutory profit sharing
The Company recognizes the effects of deferred taxes by applying the income tax rate to all differences between the book and tax values of assets and liabilities, and considering tax-loss carry-forwards and asset tax recoverable likely to be obtained.
Deferred employees’ statutory profit sharing (ESPS) is determined considering the non-recurring temporary differences between the book profit and the taxable distribution base determined under Income Tax Law for ESPS purposes.
l. Labor obligations
Seniority premiums, to which employees are entitled to upon termination of employment after 15 years of service, as well as obligations under retirement plans established by the Company’s subsidiaries for their employees, to which they do not contribute, are recognized as costs of the years in which the services are rendered through contributions to irrevocable trust funds, based on actuarial studies.
Other seniority-based compensation, to which employees may be entitled in the event of dismissal or death, in accordance with the Mexican Federal Labor Law, is charged to results in the year in which it becomes payable.
m. Review of the values of long-lived assets
The Company periodically evaluates the recovery value of its tangible and intangible long-lived assets, including goodwill, based on future flows from its two cash-generating units (sales and credit). If the accounting value of the assets exceeds the use value (discounted flows) a loss from impairment of these assets is recognized.
The procedure and criterion used by the Company are in agreement with the provisions established in Bulletin C-15, “Impairment in the Value of Long-Lived Assets and Their Disposal”, of Mexican Generally Accepted Accounting Principles, issued in March 2003.
n. Transactions in foreign currencies and translation of foreign operations
Transactions in foreign currencies are recorded at the exchange rates prevailing on the dates on which they are entered into. Assets and liabilities denominated in these currencies are stated at Mexican peso equivalents current as of the date of the balance sheet. Exchange differences arising from fluctuations in the exchange rates between the dates on which transactions are entered into and those on which they are settled or valued at the close of the year are applied to the results.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
o. Earnings per share
Earnings per share is calculated by dividing the consolidated net income by the weighted average number of shares outstanding. Diluted earnings per share reflects the potential dilution that could occur if share and other contracts related to issuing shares were exercised or converted, resulting in the issuance of additional shares, which would participate in Grupo Elektra profit-sharing.
p. Derivative financial instruments
Beginning in 2004, the effects of operations with derivative financial instruments indexed to Company’s own shares are recognized in the statement of income as income or expense, and those resulting from interest rate coverage instruments are recognized in the comprehensive income, both at their fair value as of December 31 of each year.
Until December 31, 2003 profits and losses from derivative financial operation contracts were recorded within the premium for placement of shares because it dealt with operations with the Company’s own shares. Until December 31, 2003, interest paid, as well as dividends on shares involved in these operations, were recorded in the statement of income of the years in which they were carried out.
Beginning in 2004, the Company chose early adoption of Bulletin B-10, “Derivative Financial Instruments and Coverage Operations” of Mexican Generally Accepted Accounting Principles.
Valuation of interest rate futures purchase operations at the end of the year carried out by BAZ are presented in the balance sheet in net form, together with the primary position whose risk is being covered. That is, within demand deposits.
q. Comprehensive income
Comprehensive income includes the net income for the year, plus any items which, in accordance with Mexican Generally Accepted Accepted Accounting Principles, must be recorded directly in the shareholder equity and are not capital contributions or reductions.
r. Revenue recognition
The Company recognizes revenue on sales when goods are delivered to customers. Interest is recognized as income when accrued, applying the straight-line method. However, recognition of interest is suspended at the time when loans are reclassified to the past due portfolio. With respect to uncollected ordinary accrued interest corresponding to loans classified to the past due portfolio, an estimate is created for an amount equivalent to the total amount at the time the loan is reclassified to the past-due portfolio. Accrued interest (late) during the period in which the loan is classified to the past due portfolio is not recognized as income until it is actually collected.
Revenues from money transfer services represent the commissions paid by Western Union to Elektra arising from money transfers collected in BAZ located in Elektra and SyR stores and third party channels, plus the Company’s share of the foreign exchange gain, as well as commissions paid by Elektra’s customers for money transfers within Mexico. Both types of commissions are recorded when services are provided.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
NOTES TO THE FINANCIAL STATEMENTS
ANNEX 2
Revenues from extended warranty sales are recorded as deferred credits on the date the contracts are sold, and are applied applied to income using the straight-line method over the terms of the extended warranties (from two to five years).
Income from the sale of life insurance policies are recorded at the time the policies are issued, and are decreased by the premiums paid for reinsurance.
s. Presentation of revenues and costs
In order to compare Company income and costs, income is presented including merchandise sales and accrued and late interest, decreased by the loss from monetary position on the loan portfolio. Similarly, costs include the cost of sales of the merchandise, allowances for bad debt and interest charged to accounts payable labeled deposits, decreased by the profit on monetary position corresponding to the deposits. Other interest earned or paid is classified as part of the comprehensive cost of financing.
t. Use of estimates
Preparation of financial statements in accordance with Mexican Generally Accepted Accounting Principles requires that management make estimates that affect the amounts reported in the financial statements. Actual results could differ from those estimates.
u. Reclassifications
Certain amounts from the previous period have been reclassified in order to conform the presentation of the current financial statements.
v. Reconciliation between net income and EBITDA

	4Q05	4Q04	2005	2004
Reported net income	1,249.5	473.4	2,976.3	1,933.0

Add (substract) the following items:
Minority interest	(0.7)	0.3	—	—
Extraordinary item	—	749.0	—	749.0
Equity in (income) loss of affiliated companies	(50.3)	(82.1)	(372.2)	(100.2)
Tax provision	488.2	315.7	935.1	624.1
Comprehensive financing cost	(440.6)	(541.3)	286.0	(200.9)
Depreciation and amortization	351.2	463.4	1,354.4	1,262.1
Monetary loss recorded on revenues	(2.1)	(6.1)	(3.1)	(6.1)
Monetary gain recorded on cost	—	2.1	—	—

	345.7	901.0	2,200.2	2,328.0

EBITDA	1,595.2	1,374.4	5,176.5	4,261.0

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BREAKDOWN OF INVESTMENT IN SHARES
(Thousands of Mexican Pesos)
ANNEX 3

NAME OF THE	MAIN	NUMBER	% OF	TOTAL AMOUNT
COMPANY	ACTIVITIES	OF SHARES	OWNWERSHIP	Acquisition	Current
				Cost	Value

ASSOCIATED COMPANIES

1 COMUNICACIONES AVANZADAS, S.A. DE C.V.	HOLDING COMPANY	371,853	35.85	260,538	869,384

2 TV AZTECA, S.A. DE C.V.	HOLDING COMPANY	7,522,716	0.40	7,523	56,244

3 OTRAS ASOCIADAS	TWENTY	1	—	100,866	132,237

TOTAL INVESTMENT IN ASSOCIATED COMPANIES				368,927	1,057,865

OTHER PERMANENT INVESTMENTS					—

TOTAL					1,057,865

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BANK DEBT BREAKDOWN
(Thousands of Mexican Pesos)
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

UNSECURED DEBT
BANCO DE MEXICO, S.A.	05/30/2009	7.52		1,915,714

TOTAL			—	1,915,714	—	—	—	—	—	—

STOCK MARKET DEBT
STOCK MARKET CERTIFICATES	02/23/2006	10.58	400,000
STOCK MARKET CERTIFICATES	05/10/2006	10.78	600,000
STOCK MARKET CERTIFICATES	11/14/2006	10.60	140,000
NACIONAL FINANCIERA, S.N.C.	03/09/2012	11.77		2,600,000
ACCRUED INTEREST	01/26/2006	10.58	236
ACCRUED INTEREST	01/26/2006	10.78	359
ACCRUED INTEREST	01/16/2006	10.60	701
ACCRUED INTEREST	09/01/2006	11.77	7,609

TOTAL			1,148,905	2,600,000	—	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

Credit Type /	Amortization	Interest	Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
Institution	Date	Rate	Until 1 year	More than	Current	Until	Until	Until	Until	Until
				1 year	Year	1 year	2 years	3 years	4 years	5 years

SUPPLIERS
FACTORING			621,289
SONY DE MEXICO SA DE CV	09.09.2006		472,300
MABE SA DE CV	25.01.2006		443,915
WHIRLPOOL MEXICO S.A. DE C.V.	16.04.2006		294,604
LG ELECTRONICS MEXICO S.A. DE C.V.	30.03.2006		560,829
PANASONIC DE MEXICO S.A. DE C.V.	25.01.2006		170,953
SAMSUNG ELECTRONICS MEXICO S.A. DE	24.02.2006		309,527
DAEWOO ELECTRONICS CORPORATION DE MEXICO S.A DE C.V.	26.03.2006		175,418
MULTITRADE INTERNATIONAL S.A. DE C.	01.03.2006		102,062
NOKIA DE MEXICO SA DE CV	30.01.2006		176,057
BRIGHTSTAR DE MEXICO S.A. DE C.V.	30.03.2006		136,672
LONCIN GROUP IMPORT AND EXPORT CO L	01.03.2006		60,479
PHILIPS MEXICANA SA DE CV	01.03.2006		56,528
GRUPO KUCHEN MEISTER S.A. DE C.V.	27.01.2006		51,993
AVATAR TECHNOLOGY INC.	09.02.2006		43,594
HEWLETT PACKARD MEXICO S DE RL DE CV	13.02.2006		40,261
KOBLENZ ELECTRICA S.A DE C.V.	28.03.2006		34,755
UNIPLUS S.A. DE C.V.	28.01.2006		34,431
GTW DE MEXICO S. DE R.L. DE C.V.	04.02.2006		31,771
MAYTAG COMERCIAL S DE RL DE CV	27.04.2006		27,679
BICICLO S.A. DE C.V.	30.03.2006		24,859
SUNBEAM MEXICANA SA DE CV	02.03.2006		21,827
BICICLETAS MERCURIO S.A. DE C.V.	26.02.2006		21,010
BRIDGESTONE FIRESTONE DE MEXICO SA DE CV	12.02.2006		18,573
APPLICA DE MEXICO S DE RL DE CV	13.03.2006		16,502
CALENTADORES CINSA S.A. DE C.V.	01.03.2006		15,754
SPRING AIR MEXICO SA DE CV	30.01.2006		13,651
INDUSTRIAS MICHELIN SA DE CV	28.01.2006		13,595
MATTEL DE MEXICO S.A. DE C.V.	27.02.2006		13,158
INDUSTRIAS MAN DE MEXICO SA DE CV	12.03.2006		12,924
DISTRIBUIDORA DE BICICLETAS BENOTTO S.A. DE C.V.	30.03.2006		12,482
G S E B MEXICANA SA DE CV	23.03.2006		11,956
PIONEER ELECTRONICS DE MEXICO SA DE CV	23.01.2006		11,678
MAGISTRONI S.A. DE C.V.	30.03.2006		11,116
INDUSTRIAS LENNOX DE MEXICO S.A. DE C.V.	28.02.2006		10,107
UNICOMER S.A. DE C.V.	27.01.2006		9,991
SHARP ELECTRONICS CORPORATION	31.03.2006		9,618
PETTERS CONSUMER BRANDS MEXICO S. DE R.L. DE C.V.	10.02.2006		8,816
LA PROVEEDORA DEL HOGAR SU CASA DE CONFIANZA SA DE CV	10.03.2006		8,700
DISTRIBUIDORA DE PRODUCTOS SINGER SA DE CV	22.03.2006		8,622
IMPORT EXPORT EUROPEAS S.A. DE C.V.	19.01.2006		8,532
IMPORTADORA ME DEMEXICO S.A. DE C.V	20.02.2006		8,188
COMESCO SA DE CV	07.02.2006		7,738
CIA. MUEBLERA SAN ROGELIO S.A. DE C.V.	29.01.2006		7,642
INDUSTRIAS DK SA DE CV	30.01.2006		6,668
FUJIFILM DE MEXICO S.A. DE C.V.	14.02.2006		6,350
JVC DE MEXICO S.A. DE C.V.	21.02.2006		6,268
ENERTEC MEXICO S DE RL DE CV	13.02.2006		6,134
ROYAL CONSUMER INFORMATION PRODUCTS MEXICO S DE RL DE CV	28.03.2006		5,543
JANOME AMERICA INC	27.02.2006		5,507
GESTAR ELECTRODOMESTICOS SA DE CV	30.03.2006		5,349
TALIC DE MEXICO SA DE CV	26.01.2006		4,819
GRUPO CALOREX S. DE R.L. DE C.V.	20.02.2006		4,819
METAL MECANICA MACON S.A. DE C.V.	26.02.2006		4,623
PRODUCTOS INFANTILES SELECTOS SA DE CV	28.02.2006		4,142
BROTHER INTERNATIONAL DE MEXICO S.A DE C.V	24.02.2006		4,089
COMERCIALIZADORA THOMSON DE MEXICO SA DE CV	28.02.2006		4,073
GRUPO COMERCIAL GOMO S. A. DE C. V.	17.02.2006		3,717
BICICLETAS VELOCI S.A. DE C.V.	28.03.2006		3,442
BLACK AND DECKER S.A. DE C.V.	27.02.2006		3,426
MUEBLES LOMA ALTA SA DE CV	27.01.2006		3,360
IUSA S.A. DE C.V.	08.03.2006		3,336
DISENOS GIBB S.A. DE C.V.	07.01.2006		2,834
GRUPO HB PS S.A. DE C.V.	17.02.2006		2,793
TERCIOPELERA NACIONAL SA DE CV	15.01.2006		2,784
INDUGAS SA DE CV	13.03.2006		2,676
MOBILKRAFT SA DE CV	14.01.2006		2,609
MUEBLES LADOGA S.A. DE C.V.	14.01.2006		2,357
MUEBLES TAPIZADOS MONACO SA DE CV	14.01.2006		2,343
CINEMA MULTIMEDIA S.A. DE C.V.	03.02.2006		2,253
BICICLETAS DE MEXICO S.A. DE C.V.	12.02.2006		2,145
LATINOAMERICA					292,936

TOTAL SUPPLIERS			4,260,611	—	292,936	—	—	—	—	—

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
CREDITS BREAKDOWN
ANNEX 5

			Denominated in Pesos		Amortization of credits in foreign currency with foreign institutions
	Amortization	Interest		More than	Current	Until	Until	Until	Until	Until
Credit Type / Institution	Date	Rate	Until 1 year	1 year	Year	1 year	2 years	3 years	4 years	5 years

OTHER LIABILITIES

OTHER			28,625,899		246,826

OTHER CURRENT LIABILITIES AND OTHER CREDITS			28,625,899	—	246,826	—	—	—	—	—

			34,035,415	4,515,714	539,762	—	—	—	—	—

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.61
LEMPIRAS	19.03
QUETZALES	7.62
SOLES	8.31
COLONES	8.75

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA GRUPO ELEKTRA, S.A. DE C.V.	Quarter: 4 Year: 2005
MONETARY POSITION IN FOREIGN EXCHANGE
(Thousands of Mexican Pesos)
ANNEX 6

	U.S. DOLLARS		OTHER CURRENCIES		TOTAL
	Thousands	Thousands	Thousands	Thousands	THOUSANDS
FOREIGN MONETARY POSITION	of U.S. Dollars	of Pesos	of U.S. Dollars	of Pesos	OF PESOS

TOTAL ASSETS	319,343	3,388,229	96,883	1,027,926	4,416,155

TOTAL LIABILITIES	177	1,873	50,696	537,889	539,762

SHORT-TERM LIABILITIES	177	1,873	50,696	537,889	539,762

LONG-TERM LIABILITIES	—	—	—	—	—

NET BALANCE	319,166	3,386,356	46,187	490,037	3,876,393

NOTES:
THE EXCHANGE RATES PER USD USED WERE:
MEXICAN PESOS	10.61
LEMPIRAS	19.03
QUETZALES	7.62
SOLES	3.31
COLONES	8.75

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
INTEGRATION AND INCOME CALCULATION BY MONETARY POSITION
(Thousands of Mexican Pesos)
ANNEX 7

	MONETARY	MONETARY	MONETARY	MONTHLY	GAIN
MONTH	ASSETS	LIABILITIES	POSITION	INFLATION	(LOSS)

JANUARY	5,127,578	7,434,039	2,306,460	0.00	82
FEBRUARY	5,163,416	7,458,549	2,295,132	0.33	7,647
MARCH	5,199,033	7,470,433	2,271,401	0.45	10,238
APRIL	5,133,013	9,596,668	4,463,655	0.36	15,897
MAY	6,297,562	8,091,560	1,793,998	(0.25)	(4,507)
JUNE	6,400,460	8,088,085	1,687,625	(0.10)	(1,620)
JULY	6,297,562	10,898,213	4,600,651	0.39	18,006
AUGUST	5,780,056	10,743,215	4,963,159	0.12	5,927
SEPTEMBER	5,980,045	10,945,326	4,965,281	0.40	19,900
OCTOBER	7,051,672	9,135,425	2,083,753	0.25	5,115
NOVEMBER	7,279,408	9,084,573	1,805,165	0.72	12,992
DECEMBER	7,301,003	9,234,215	1,933,212	0.61	11,874
RESTATEMENT			—		1,594
CAPITALIZATION			—		—
FOREIGN CORP.			—		—
OTHER			—		—

TOTAL					103,145

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
BONDS AND MEDIUM TERM NOTES LISTED IN STOCK MARKET
ANNEX 8
FINANCIAL LIMITATIONS IN ACCORDANCE WITH INDENTURES
NOT APPLICABLE
CURRENT SITUATION OF FINANCIAL LIMITATIONS
NOT APPLICABLE
BONDS AND/OR MEDIUM-TERM NOTES CERTIFICATE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PLANTS, COMMERCE CENTERS OR DISTRIBUTION CENTERS
ANNEX 9

PLANT OR	ECONOMIC	PLANT	UTILIZATION
CENTER	ACTIVITY	CAPACITY	%

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY DOES NOT HAVE ANY PLANTS OR PRODUCTION FACILITIES, AND ITS ACTIVITIY IS PERFORMED THROUGH ITS MORE THAN 1000 BRANCHES (MOST OF THEM ARE LEASED), LOCATED THROUGHOUT MEXICO, CENTRAL AND SOUTH AMERICA.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4	Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
MAIN RAW MATERIALS
ANNEX 10

COST OF
	MAIN		MAIN		PRODUCTION
DOMESTIC	SUPPLIERS	IMPORTED	SUPPLIERS	DOMESTIC	(%)

NOT APPLICABLE
NOTES:
THIS NOTE DOES NOT APPLY BECAUSE THE COMPANY ONLY COMMERCIALIZES FINISHED GOODS
AND DOES NOT HAVE ANY PRODUCTION PROCESS.

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
DOMESTIC SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES		MARKET	MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	SHARE (%)	TRADEMARKS	COSTUMERS

MARK-UP				7,836,432
VIDEO			2,422	3,845,952
INTEREST INCOME INVESTMENTS				2,561,859
TELEPHONES			1,156	1,837,004
AUDIO			1,043	1,789,596
WASHERS AND DRYERS			496	1,407,717
REFRIGERATORS			392	1,366,894
OTHER				1,347,938
STOVES AND GRILLS			531	995,218
COMPUTERS			243	716,219
MATTRESSES			500	680,917
LIVING ROOM FURNITURE			136	625,339
MONEY TRANSFERS			—	518,644
BEDS AND BUNK BEDS			258	503,318
AIR CONDITONERS			350	407,243
MOTORCYCLES			44	394,928
DINING ROOM FURNITURE			171	382,902
SMALL APPLIANCES			1,329	354,054
BYCICLES			288	285,141
ENTERTAINMENT GAMES			238	260,150
EXTENDED WARRANTIES			—	243,936
SEWING MACHINES			82	121,687
DINING SETS			42	98,748
TABLES			59	95,674
PHOTO DEVELOPING			820	51,202
KITCHENS			15	46,609
FOOD			47	41,480
BEDROOM FURNITURE			6	30,131
BOOKCASES			13	20,249
TYPEWRITING MACHINES			14	12,227
CUPBOARDS			25	7,495
CARS			10	6,316
TOOLS			3	5,718
TRANSPORTATION			1	3,348
BOX SPRING			3	2,229
CHAIRS			2	2,095
BIPERS			42	1,203
SHOES			—	1,004
VACUUM CLEANERS			—	395
WARDROBES			—	252
BUSINESS			—	40

TOTAL				28,909,503

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
SALES DISTRIBUTION BY PRODUCT
FOREIGN SALES
ANNEX 11

MAIN	TOTAL PRODUCTION		NET SALES			MAIN
PRODUCTS	VOLUME	AMOUNT	VOLUME	AMOUNT	DESTINATION	TRADEMARKS	COSTUMERS

SALES				2,222,573	LATIN AMERICA
MONEY TRANSFERS				9,787	UNITED STATES
PENALTY INTEREST				645,920	LATIN AMERICA
EXTENDED WARRANTIES				22,017	LATIN AMERICA

TOTAL				2,900,297

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
ANALYSIS OF CAPITAL STOCK
FEATURES OF THE COMMON SHARES

			NUMBER OF SHARES				CAPITAL STOCK
	FACE	CURRENT	FIXED	VARIABLE		FREE	(Thousands of Pesos)
SERIES	VALUE	COUPON	PORTION	PORTION	MEXICAN	SUBSCRIPTION	FIXED	VARIABLE

ONLY	2.30500	—	236,302,367		78,222,947	158,079,420	555,790

TOTAL			236,302,367	—	78,222,947	158,079,420	555,790	—

TOTAL NUMBER OF SHARES REPRESENTING THE PAID-IN CAPITAL STOCK AT THE DATE OF REPORTING :
          236,302,367
SHARES PROPORTION BY:
          CPOSs:
          UNITS:
          ADRs:
          GDRs:
          ADSs:
          GDSs:

REPURCHASED OWN SHARES
	NUMBER	AVERAGE COST	MARKET PRICE
SERIES	OF SHARES	OF REPURCHASE	AT END OF QUARTER
ONLY	9,237,400	83.08000	94.00000

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
PROJECTS INFORMATION
ANNEX 13
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
TRANSACTIONS IN FOREIGN CURRENCY AND TRANSLATION OF FINANCIAL STATEMENTS OF FOREIGN SUBSIDIARIES
Information related to Statement B-15
ANNEX 14
     NOT APPLICABLE

MEXICAN STOCK EXCHANGE
SIFIC / ICS

STOCK EXCHANGE CODE: ELEKTRA	Quarter: 4 Year: 2005
GRUPO ELEKTRA, S.A. DE C.V.
DECLARATION OF THE DIRECTORS OF THE COMPANY RESPONSIBLE FOR THE INFORMATION
We declare under oath that we state the truth that, between our respective functions, we prepare the relative information of the issuer found in this present quarterly financial information report that, between our loyal knowledge and understanding, reflects on a reasonable manner its situation. In the same manner, we state that we do not have any knowledge of relevant information being omitted or stated wrongfully in the present quarterly financial information report or that the same report contains false information that that could mislead investors.

LIC. JAVIER SARRO CORTINA	ING. RODRIGO PLIEGO ABRAHAM
CHIEF EXECUTIVE OFFICER	CHIEF FINANCIAL OFFICER
MEXICO CITY AT FEBRUARY 22, 2006